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Exhibit 12.1

SL Green Operating Partnership, L.P.
Ratio of Earnings to Fixed Charge & Preferred Unit Distributions

	Year Ended December 31,
	2010		2009		2008		2007		2006
Earnings
Income (loss) from continuing operations	$109,722		$3,163		$29,438		$67,350		$48,947
Add: JV cash distributions	584,564		79,523		525,372		128,305		112,540
Interest	234,161		238,993		298,108		263,663		94,799
Amortization of loan costs expensed	9,928		7,947		6,436		15,893		4,424
Portion of rent expense representative of interest	22,570		22,986		24,346		23,276		17,850

Total earnings	$960,946		$352,611		$883,701		$498,487		$278,560

Fixed Charges and Preferred Unit Distributions
Interest	$234,161		$238,993		$298,108		$263,663		$94,799
Preferred unit distributions	29,749		19,875		19,875		19,875		19,875
Interest capitalized	—		98		(179)		5,118		8,529
Portion of rent expense representative of interest	22,570		22,986		24,346		23,276		17,850
Amortization of loan costs expensed	9,928		7,947		6,436		15,893		4,424

Total Fixed Charges and Preferred Unit Distributions	$296,409		$289,898		$348,587		$327,825		$145,477

Ratio of earnings to combined fixed charges and preferred unit distributions	3.24	X	1.22	X	2.54	X	1.52	X	1.91	X

        The ratios of earnings to combined fixed charges and preferred distributions were computed by dividing earnings by fixed charges. For the purpose of calculating the ratios, the earnings have been calculated by adding fixed charges to income or loss from continuing operations before adjustment for noncontrolling interests plus distributions from unconsolidated joint ventures, excluding gains or losses from sale of property, loss on equity investment and marketable securities and the cumulative effect of changes in accounting principles. With respect to SL Green Operating Partnership, L.P., fixed charges and preferred unit distributions consist of interest expense including the amortization of debt issuance costs, rental expense deemed to represent interest expense and preferred distributions paid on its 7.625% Series C and its 7.875% Series D cumulative redeemable preferred units.

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  Exhibit 12.1
SL Green Operating Partnership, L.P. Ratio of Earnings to Fixed Charge & Preferred Unit Distributions